Exhibit 4

Execution Copy

DIRECTOR INDEMNIFICATION AGREEMENT

between

CHINA CORD BLOOD CORPORATION

and

JULIAN J. WOLHARDT

Dated April 27, 2012

Paul, Weiss, Rifkind, Wharton & Garrison

Solicitors and International Lawyers

12th Floor, Hong Kong Club Building

3A Chater Road

Central

Hong Kong

Execution Copy

This DIRECTOR INDEMNIFICATION AGREEMENT (this “Agreement”) made on April 27, 2012

AMONG:

(1)                                 CHINA CORD BLOOD CORPORATION, an exempted company with limited liability incorporated in the Cayman Islands with its registered office at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands (the “Company”); and

(2)                                 JULIAN J. WOLHARDT, a citizen of Denmark, and any successor or alternate to his position as Director (as defined below), c/o KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong (the “Investor Director”).

Whereas:

(A)                               The Company (i) desires to attract and retain highly qualified individuals such as the Investor Director, to serve on its Board of Directors (the “Board”) and (ii) in order to induce the Investor Director to be involved with the Company, wishes to provide the Investor Director with specific contractual assurance of the Investor Director’s rights to full indemnification and advancement of expenses to the fullest extent permitted by applicable law against litigation risks and expenses arising from his position as a Director (as defined below).

(B)                               The Investor Director is relying upon the rights afforded under this Agreement in serving as a Director.

(C)                               In view of the considerations set forth above, the Company desires that the Investor Director be indemnified by the Company as set forth herein.

It is agreed as follows:

1.                                      Interpretation

1.1                               In this Agreement, unless the context otherwise requires:

1.1.1                     The following words bear the meanings assigned to them below:

“Affiliate” of a Person (the “Subject Person”) means (a) in the case of a Person other than a natural person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with the Subject Person and (b) in the case of a natural person, any other Person that directly or indirectly is Controlled by the Subject Person; and in the case of KKR, the term “Affiliate” also includes (v) any shareholder of the Investor, (w) any of such shareholder’s general partners or limited partners, (x) the fund manager managing such shareholder (and general partners, limited partners and officers thereof) and (y) trusts controlled by or for the benefit of any such individuals referred to in (w) or (x);

“Agreement” shall bear the meaning given to it in the Preamble;

“Board” shall bear the meaning given to it in the Recital;

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the PRC, Hong Kong or New York City are required or authorized by law or executive order to be closed;

“Claim” means any claim, action, proceeding, investigation, administrative proceedings, demand, judgment or amount made by a person other than the Investor Director;

“Company” shall bear the meaning given to it in the Preamble;

“Director” means a member of the board of directors of the Company;

“Expenses” shall bear the meaning given to it in Clause 2.1;

“Fund Indemnitors” shall bear the meaning given to it in Clause 9.2;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Investor Director” shall bear the meaning given to it in the Preamble;

“KKR” means Kohlberg Kravis Roberts & Co. L.P.;

“Parties” means the Investor Director and the Company and “Party” means any one of them; and

“PRC” means the People’s Republic of China and for the purpose of this Agreement shall exclude Hong Kong, Taiwan and the Special Administrative Region of Macau.

“Purchase Agreement” means that convertible note purchase agreement dated April 12, 2012 entered into by and among the Company and KKR China Healthcare Investment Limited.

1.1.2                     References to a statute or statutory provision include:

(i)                                     that statute or provision as from time to time modified, re-enacted or consolidated whether before, on or after the date of this Agreement; and

(ii)                                  any subsidiary legislation made from time to time under that statute or statutory provision.

1.1.3                     References to one gender include all genders and references to the singular include the plural and vice versa.

1.1.4                     References to a company shall include any company, corporation or any body corporate, wherever incorporated.

1.1.5                     References to a subsidiary of a company shall mean, in respect of any Person (the “Parent”), any other Person in which the Parent directly or indirectly holds (a) ownership of more than 50% of the shares in issue or other equity interests or registered capital of such Person or (b) the power to direct the management or policies of such Person, whether through ownership or voting proxy of the voting power of such Person, through the power to appoint a majority of the members of the board of directors or similar governing body of such Person, through contractual arrangements or otherwise.

1.1.6                     References to Clauses are to Clauses of this Agreement;

1.1.7                     A conviction, judgment or refusal of relief becomes final if there is no possibility of appeal, or where there is a possibility of appeal:

(i)                                     if not appealed against, at the end of the period for bringing an appeal; or

(ii)                                  if appealed against, at the time when the appeal (or any further appeal) is determined and the period for bringing any further appeal has ended or if the appeal is abandoned or otherwise ceases to have effect.

1.2                               Headings shall be ignored in interpreting this Agreement.

2.                                      Indemnity

2.1                               Subject to the provisions of this Agreement and so far as may be permitted by all applicable laws and statutes from time to time in force, the Investor Director shall be entitled to be indemnified by the Company against:

2.1.1                     all demands, claims, costs, charges, fees, losses, damages, judgment, fines, obligations, expenses and liabilities of any kind or whatsoever nature which may at any time be made against or incurred by him directly or indirectly by reason of or in consequence of any Claim arising from the execution and discharge of his duties as a director of the Company, or in connection thereto; and

2.1.2                     any costs, charges, liability and expenses (including but not limited to reasonable investigative, legal and other expenses, and any amounts paid in settlement) incurred by him in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as a director of the Company,

(collectively, “Expenses”).

2.2                               The Investor Director shall take all reasonable steps to mitigate any loss which, in the absence of mitigation, might give rise to a claim or demand under this Agreement against the Company. For purposes of this Clause 2.2, reasonable steps of the Investor Director to mitigate any loss shall not require the initiation of litigation, or the incurrence of material expenditure.

3.                                      Limitations on indemnity

3.1                               Without prejudice to any other rights or remedies which may be available to the Investor Director, the indemnity granted by the Company to the Investor Director in Clause 2 shall not extend to any Expenses incurred by the Investor Director:

3.1.1        to the Company;

3.1.2        to pay a fine imposed in criminal proceedings;

3.1.3        to pay a sum payable to a regulatory authority by way of a penalty or composition in respect of non-compliance with any requirement of a regulatory nature (however arising);

3.1.4        in defending any criminal proceedings in which he is convicted, where such conviction is final; or

3.1.5        in defending any civil proceedings brought by the Company in which final judgment is given against him.

3.2           Furthermore, this indemnity shall not apply:

3.2.1        to the extent that it is not permitted by, or not consistent with, law or statute from time to time in force or the rules, regulations or codes of any regulatory or other body from time to time in force;

3.2.2        to any Expenses made against or incurred by the Investor Director if and to the extent that such Expenses are attributable to any fraudulent or dishonest act or any fraudulent or dishonest omission on the part of the Investor Director or any other act of omission which the Investor Director commits knowingly or in the knowledge that the same is wrongful or improper, and where there has been gross negligence, or wilful default by the Investor Director; or

3.2.3        where the Investor Director has improperly derived a personal benefit or profit.

4.             Company’s liability

4.1           If the Company makes any payment pursuant to this Agreement in respect of any of the matters against which the Investor Director is indemnified in Clause 2, and if it is subsequently determined by a court of competent jurisdiction or an arbitral tribunal (where such determination is final and is binding on the Investor Director) that liability would attach to the Investor Director in respect of any fraud, dishonesty, gross negligence, default, breach of duty or breach of trust, then the Investor Director shall promptly repay to the Company all amounts paid by the Company under this Agreement in connection with such matter.

5.             Continuation of obligations

5.1           The indemnity under this Agreement shall cease to be valid and enforceable in respect of acts or omissions of the Investor Director (within the scope of cover of the indemnity set out in Clauses 2 and 3 above) from the date of termination, resignation or cessation in any manner whatsoever of the Investor Director from being a Director.

5.2           For the avoidance of doubt, and as an independent stipulation, the indemnity set out in Clauses 2 and 3 above shall continue to apply, and survive cessation of the indemnity pursuant to this Clause, in respect of all relevant acts and omissions of the Investor Director prior to cessation.

6.             Advancement of Expenses

6.1           The Company shall, unless prohibited by applicable law, advance any Expenses incurred by or on behalf of the Investor Director in connection with any Claim within ten (10) Business Days after the delivery by the Investor Director to the Company of a statement or statements requesting such advances, together with a reasonably detailed written explanation of the basis therefore and an itemization of legal fees and disbursements in reasonable detail, from time to time, whether prior to or after final disposition of any Claim. Such advances shall be unsecured and interest free. The Investor Director shall qualify for advances, to the fullest extent permitted by applicable law, solely upon the execution and delivery to the Company of an undertaking providing that the Investor Director shall repay the advance to the extent that it is ultimately determined by a court of competent jurisdiction from which there is no further right to appeal that the Investor Director is not entitled to be indemnified by the Company under the provisions of this Agreement or applicable law.

6.2           If the Company shall be obligated under Clause 6.1 to pay the Expenses of any Claim against the Investor Director, then subject to Clauses 6.3, 6.4 and 6.5, the Company shall be entitled to assume the defence of such Claim upon the delivery to the Investor Director of written notice of its election to do so.

6.3           If the Company elects to assume the defence of such Claim as per Clause 6.2, then unless the plaintiff or plaintiffs in such Claim include one or more Persons holding, together with his, her or its Affiliates, in the aggregate, a majority of the combined voting power of the Company’s then outstanding voting securities, the Company shall assume such defence using a single law firm selected by the Company to represent the Investor Director and other present and former directors or officers of the Company who are parties to such Claim. The retention of such law firm by the Company shall be subject to prior written approval by the Investor Director, which approval shall not be unreasonably withheld or delayed.  If the Company elects to assume the defence of such Claim and the plaintiff or plaintiffs in such Claim include one or more Persons holding, together with his, her or its Affiliates, in the aggregate, a majority of the combined voting power of the Company’s then outstanding voting securities, then the Company shall assume such defence using a single law firm selected by the Investor Director.

6.4           After (a) in the case of retention of any such law firm selected by the Company, delivery of the required notice to the Investor Director, approval of such law firm by the Investor Director and the retention of such law firm by the Company, or (b) in the case of retention of any such law firm selected by the Investor Director, the completion of such retention, the Company will not be liable to the Investor Director under this Agreement for any Expenses of any other law firm incurred by the Investor Director after the date that such first law firm is retained by the Company with respect to the same Claim, unless (i) the retention of a law firm by the Investor Director has been previously authorized by the

Company, (ii) the Investor Director shall have reasonably concluded that there may be a conflict of interest between either (1) the Company and the Investor Director or (2) the Investor Director and another present or former director or officer of the Company also represented by such law firm in the conduct of any such defence, or (iii) the Company shall not, in fact, have retained a law firm to prosecute the defence of such Claim, or failed to have defended such Claim in good faith, in each of which cases, the Expenses of the law firm retained by the Investor Director shall be at the expense of the Company. Notwithstanding anything to the contrary in Clauses 6.3 and 6.4, the Investor Director shall have the right to retain a separate law firm in any such Claim at the Investor Director’s sole expense.

6.5           Notwithstanding anything to the contrary in Clauses 6.2, 6.3 and 6.4, the Company shall not be entitled to assume the defence of any Claim brought by or in the right of the Company or as to which the Investor Director shall have made the conclusion provided for in (ii) of Clause 6.4. Notwithstanding anything to the contrary in Clauses 6.2, 6.3 and 6.4, in the case of (1) any Claim that is or relates to or has arisen in connection with a criminal action or proceeding, or (b) a Claim that seeks injunction or equitable relief against the Investor Director, the Investor Director shall be entitled to conduct the defence of the Claim with counsel of his choice and to make all decisions with respect thereto, in which case the reasonable fees and expenses of counsel shall be at the expense of the Company.

7.             Notification and conduct of claims

7.1           The Investor Director will, as soon as reasonably practicable and to the extent not prohibited by applicable law or legal process, notify the Company in writing of any Claim which may give rise to a claim or demand by the Investor Director against the Company under this Agreement setting out as much information as is available to the Investor Director (including details of the person(s) making the Claim, the circumstances which gave rise to it and an estimate of the amount of the Claim), provided that a delay in giving such notification shall not deprive the Investor Director of any right to be indemnified under this Agreement unless, and then only to the extent that, (a) such delay is materially prejudicial to the defence of such Claim, or (b) such claim or demand by the Investor Director against the Company as regards a Claim which has been settled without the Company’s prior written consent which was not unreasonably withheld, delayed or conditioned.

7.2           The Company shall not settle, compromise or consent to any Claim, including, without limitation, any Claim in which it takes the position that the Investor Director is not entitled to indemnification in connection with such settlement, nor shall the Company settle any claim which would impose any fine or impose any obligation on the Investor Director or which would not otherwise provide the Investor Director with an express, unconditional and final release from all Claims, in each case, without the Investor Director’s prior written consent. The Investor Director shall not unreasonably withhold, delay or condition its consent to any proposed settlement.

7.3           The Company shall be entitled by notice to the Investor Director to assume sole conduct of all matters relating to any Claim in accordance with the provisions of Clause 6.2.

7.4           The Investor Director shall do all such things as the Company may reasonably request in order to permit the Company fully to exercise its rights under Clauses 7.2 and 7.3, and in particular shall:

7.4.1        provide the Company with such information and copies of such documents relating to any Claim as the Company may reasonably request;

7.4.2        not, without the prior written consent of the Company, make any admission in relation to any Claim, nor settle, compromise or consent to the entry of any judgment (or offer to do so), with respect to any Claim; and

7.4.3        assist the Company as it may require in resisting, defending or settling such Claim.

7.5           Without prejudice to Clause 7.2, if the Investor Director is notified in advance of the Company’s intention to settle or compromise a Claim and reasonably objects to the terms of such settlement or compromise, the Investor Director shall have the right to assume the conduct of the defence of the Claim unless the terms thereof provide the Investor Director with an express, unconditional and final release from all claims.

8.             Directors’ and officers’ liability insurance

8.1           For the duration of the Investor Director’s appointment as a director of the Company, the Investor Director shall be covered by any directors’ and officers’ liability insurance policy taken out by the Company pursuant to and subject to the terms of such policy from time to time in force and to the Company’s policy on such insurance from time to time.

9.             Subrogation

9.1           If the Company makes any payment under this Agreement, it shall be subrogated to the extent of such payment to any right the Investor Director may have for recovery of the amounts so paid from any third-party. The Investor Director agrees to execute all documents required and do all other acts necessary to effect the foregoing provisions and permit the Company to enforce the rights so subrogated.

9.2           Notwithstanding any provision to the contrary in this Agreement, the Company hereby acknowledges that the Investor Director has certain rights to indemnification, advancement of expenses and/or insurance provided by KKR and certain of its Affiliates (collectively, the “Fund Indemnitors”). The Company hereby agrees that:

9.2.1        it is the indemnitor of first resort (i.e., its obligations to the Investor Director are primary and any obligation of the Fund Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Investor Director are secondary);

9.2.2        it shall be required to advance the full amount of the indemnity granted in Clause 2, without regard to any rights that the Investor Director may have against the Fund Indemnitors; and

9.2.3        it irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.

The Company further agrees that no advancement or payment by the Fund Indemnitors on behalf of the Investor Director with respect to any Claim for which the Investor Director has sought indemnification from the Company shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Investor Director against the Company. The Company and the Investor Director agree that the Fund Indemnitors are express third-party beneficiaries of the terms of this Clause 9.2.

10.           Miscellaneous

10.1         Notices

Each notice, demand or other communication given or made under this Agreement shall be in writing in English and delivered or sent to the relevant Party at its address or fax number as set out below (or such other address or fax number as the addressee has by five (5) Business Days’ prior written notice specified to the other Party). Any notice, demand or other communication given or made by letter between countries shall be delivered by international commercial overnight delivery service or courier (such as Federal Express or DHL). Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered, (i) if delivered in person or by messenger, when proof of delivery is obtained by the delivering Party; (ii) if sent by post within the same country, on the third (3rd) Business Day following posting, and if sent by post to another country, on the seventh (7th) Business Day following posting; and (iii) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch.

The initial address and facsimile for each Party for the purposes of this Agreement are:

if to the Investor Director:	with a copy to:

KKR China Healthcare Investment Limited c/o KKR Asia Limited Level 56, Cheung Kong Center 2 Queen’s Road Central, Hong Kong Facsimile: (852) 2219-3000 Attention: Julian J. Wolhardt	Paul, Weiss, Rifkind, Wharton & Garrison 12th Floor, Hong Kong Club Building 3A Chater Road, Central Hong Kong Facsimile: (852) 2840-4300 Attention: John E. Lange

if to the Company:	with a copy to:

China Cord Blood Corporation 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong Facsimile: (852) 3605 8181 Attention: Albert Chen	Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 USA Facsimile: 212.407.4990 Attention: Mitchell S. Nussbaum

or to such other address as may have been furnished in the same manner by any Party to the others.

10.2         Limitation

No legal action shall be brought and no cause of action shall be asserted by or in the right of the Company against the Investor Director, the Investor Director’s estate, spouse, heirs, executors or personal or legal representatives after the expiration of five (5) years from the date of accrual of such cause of action, and any claim or cause of action of the Company shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such five (5) year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action, such shorter period shall govern.

10.3         Invalidity

10.3.1      If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the intention of the Parties.

10.3.2      To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 10.3.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 10.3.1, not be affected.

10.4         Severability

To the extent that any provision or provisions of this Agreement are unenforceable they shall be deemed to be deleted from this Agreement, and any such deletion shall not affect the enforceability of this Agreement as remain not so deleted.

10.5         Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

10.6         Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument.

10.7         Whole agreement

Other than the Indemnification Priority and Information Sharing Agreement (as defined in the Purchase Agreement), this Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Company and the Investor Director in relation to the matters dealt with in this Agreement.

10.8         Confidentiality

10.8.1      The Company and the Investor Director shall treat as strictly confidential and not disclose to any third-party or use any information received or obtained as a result of entering into or performing this Agreement which relates to:

(i)            the existence and the provisions of this Agreement; or

(ii)           the negotiations relating to this Agreement.

10.8.2      Clause 10.8.1 shall not prohibit disclosure or use of any information if and to the extent:

(i)            the disclosure or use is required by law, any regulatory body or any recognised stock exchange on which the shares of the Company or any Affiliate of KKR are listed;

(ii)           the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement;

(iii)          the disclosure is made to professional advisers of the Company or the Investor Director, by the Investor Director to officers, directors, members, employees and representatives of KKR or any Affiliate of KKR and to the internal use by KKR or such Affiliates or by the Company to its officers and employees who need to know such information to discharge their duties, if the recipient is, or agrees in writing to be, subject to confidentiality obligations substantially similar to the foregoing;

(iv)          the disclosure is made by the Investor Director to the limited partners of KKR or any Affiliate of KKR (other than a KKR portfolio company) and is reasonably necessary in connection with reporting requirements of KKR or such Affiliate in the ordinary course of business, if the recipient is, or agrees in writing to be, subject to confidentiality obligations substantially similar to the foregoing;

(v)           the information is or becomes publicly available (other than by breach of this Agreement); or

(vi)          the other Party has given prior written approval to the disclosure or use,

provided that, to the extent permitted by law, prior to disclosure or use by the Investor Director of any information pursuant to Clause 10.8.2(i), the Investor Director shall as soon as practicable notify the Company of such requirement with a view to providing the Company with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

10.8.3      The provisions of this Clause 10.8 shall continue to apply after the termination of the Investor Director’s appointment as a director of the Company without limitation in time.

10.9         Transmission

This Agreement shall enure to the benefit of the personal representative(s) of the Investor Director.

10.10       Assignment

10.10.1    The Company may not assign the benefit of all or any part of its rights under this Agreement.

10.10.2           The Investor Director may assign the benefit of all or any part of his rights under this Agreement to any successor to his position as Director.

10.11       Further Assurances

If any act, resolution, approval or other procedure is required to allow the Investor Director to be given the full benefit of this Agreement, the Company undertakes to cause such act, resolution, approval or other procedure to be affected or adopted in a manner that will enable the Investor Director to be given the full benefit of this Agreement.

11.           Governing law

11.1         Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Cayman Islands.

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EXECUTED on the day and year first above written.

CHINA CORD BLOOD CORPORATION

By:	/s/ Ting Zheng
Name: Ting Zheng
Title: Chairman and Chief Executive Officer

JULIAN J. WOLHARDT

/s/ Julian J. Wolhardt
Name: Julian J. Wolhardt

Signature page to Director Indemnification Agreement